

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Xuedong Tian
Chief Executive Officer
Feutune Light Acquisition Corporation
48 Bridge Street, Building A
Metuchen, New Jersey 08840

>       **Re: Feutune Light Acquisition Corporation**
>           **Amendment No. 2 to Registration Statement on Form S-4**
>           **Filed on March 15, 2023**
>           **File No. 333-275933**

Dear Xuedong Tian:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4

General

1. Please update your disclosure regarding the status of your compliance with Nasdaq's continued listing criteria. In this regard, we note that on March 18, 2024, you received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market and were provided 45 calendar days from the date of the Notification Letter, or until May 2, 2024, to submit a plan to regain compliance with Nasdaq's continued listing criteria. Please also revise your risk factor disclosure to address the impact of a potential delisting on the Company and its shareholders.

2. Please revise your disclosure to reflect the special shareholder meeting that was called March 18, 2024 to extend the deadline of the business combination to December 21, 2024. Include, without limitation, the percentage of redeeming shareholders, changes in extension deposits, additionally issued Promissory Notes and effects on the trust account.

Exhibits

3.     Please file your amended Certificate of Incorporation of Feutune Light Acquisition Corporation and the Promissory Notes granted to Thunder Power Holdings Limited as exhibits to your registration statement.

    Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Arila Zhou